

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
David M. Renzi
Carbylan Therapeutics, Inc.
3181 Porter Drive
Palo Alto, CA 94304

> **Re:     Carbylan Therapeutics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 16, 2014**
> **CIK No. 0001348911**

Dear Mr. Renzi:

We have reviewed your amended draft registration statement and have the following comment.  Please respond to this letter by providing the requested information and either submitting another amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comment applies to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements
Notes to the Financial Statements
7. Convertible Promissory Notes, page F-23

1. If the conversion feature of the notes requires derivative accounting treatment, please tell us why it is appropriate to also record a beneficial conversion feature.  Cite the applicable literature that supports your accounting treatment.

You may contact Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     David J. Saul, Esq.
        Ropes & Gray LLP
        1900 University Ave., 6th Floor
        East Palo Alto, CA 94303